UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JULY 02, 2004                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         July 02, 2004

3.       PRESS RELEASE

         The press release was released on July 02, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         July 02, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JULY 02, 2004


                         CORPORATE REORGANIZATION UPDATE

IMA EXPLORATION INC (IMR - TSX.V) is pleased to announce that all conditions to the Company's proposed reorganization, including Court and exchange approval, have been satisfied. The corporate reorganization will become effective on July 7, 2004 at which time the Company's assets will be split into two public companies: IMA, which will continue to hold the Navidad Area Properties, including the Navidad Project; and Golden Arrow Resources Corporation, which will hold the other exploration properties.

Each IMA shareholder of record on July 7, 2004 will receive one Golden Arrow common share for each 10 IMA common shares held. IMA's common shares will begin trading on the TSX Venture Exchange ("TSX-V") without the right to receive Golden Arrow shares at the opening on Monday July 5, 2004.

The shares of Golden Arrow have been conditionally approved for listing on TSX-V, subject to completion of the arrangement and filing of final documentation. It is expected that the Golden Arrow shares will begin trading on the TSX-V on Friday July 9, 2004.


                      POST REORGANIZATION ASSET ALLOCATION

---------------------------------------     ------------------------------------
        IMA EXPLORATION INC.                 GOLDEN ARROW RESOURCES CORPORATION
---------------------------------------     ------------------------------------

    Argentine Property Portfolio            Argentine & Peru Property Portfolio

  10,000 ha core Navidad discovery                6 drill ready projects

18 mineral claims (all in Navidad area)          35 exploration properties

    $6.6 million cash (approx.)                        $750,000 cash

     TOTAL: 158,000 HECTARES                      TOTAL: 207,000 HECTARES
    (1,580 square kilometres)                    (2,070 square kilometres)

---------------------------------------     ------------------------------------


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 22

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